Mail Stop 3561

      							December 22, 2005


Tal Peres
Chief Financial Officer
Matav-Cable Systems Media Ltd.
42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel

	Re:	Matav-Cable Systems Media Ltd.
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed June 30, 2005
		File No. 0-28556

Dear Mr. Peres:

      We have reviewed your supplemental response letter dated November 24, 2005 as well as your filing and have the following comments. As noted in our comment letter dated September 22, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Note 2: Significant Accounting Policies, pageF-26

f. Investments in limited partnerships, page F-30

1. We note your response to comment 3. Please revise your disclosures to more clearly explain your accounting policy for your film producing partnerships as you have in your response to us.

Note 5: Investments in subsidiaries affiliates and other company, page F-36

2. We note your response to comment 5. As requested in our prior comment, in order to provide more meaningful disclosure of your financial exposure associated with your investments, please include in your filing consolidated disclosures similar to the information provided in your response.

Note 26: Effect on the financial statements of material differences between Israeli and United States generally accepted accounting principles, page F-97

j. Classification of certain expenses and income, page F-104

3. We note your response to comment 9. There does not appear to be discussion of your adjustments in any of your Forms 20-F for the years ended December 31, 2004, 2003 or 2002. Please provide detailed disclosure of the errors affecting your deferred revenue liability in your financial statements. Your disclosure should include a discussion of how and when the errors were discovered, how you determined the appropriate periods to record the adjustments, and what financial statement line items were affected. Refer to paragraphs 36-38 of APB 20 for additional guidance.

Additionally, it is unclear whether revenue as it relates to the amortization of your deferred revenue liability was also misstated.
Please advise us and clarify in your revised disclosures.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S.
Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director
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Mr. Peres
Matav-Cable Systems Media Ltd.
December 22, 2005
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